Exhibit 99.1

Stolt-Nielsen Limited

A subsidiary of	Aldwych House	Tel: +44 20 7611 8960
Stolt-Nielsen S.A	71-91 Aldwych	Fax: +44 20 7611 8965
	London WC2B 4HN	www.stolt-nielsen.com
England

NEWS RELEASE

Contacts:	Richard M. Lemanski USA 1 203 625 3604 rlemanski@stolt.com
Valerie Lyon UK 44 20 7611 8904 vlyon@stolt.com

STOLT-NIELSEN S.A. ANTICIPATES REPORTING A LOSS IN 2003

London, England—June 2, 2003—Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) announced that in light of today's announcement of a significant loss by its publicly-traded subsidiary, Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), SNSA now anticipates to report a loss in 2003.

SOSA today announced that following a review of information, which became available in recent project reporting and a subsequent major project review by CEO Tom Ehret, it has identified substantially poorer than anticipated performance and cost overruns on three major EPIC contracts and several smaller projects. In addition, it is anticipated that activity levels will be slightly lower than previously anticipated. In light of this revised forecast, SOSA is working closely with its main banks in seeking to amend its two primary bank credit facilities to reflect SOSA's current financial position, including a waiver of certain financial covenant tests until November 30, 2003. Without a waiver of certain financial covenants, SOSA would be out of compliance with its bank credit agreements, which, in turn, could result in SNSA being out of compliance with its financing arrangements. In order to help SOSA get such waivers from its banks, SNSA has offered to provide a $50 million capital infusion in the form of a subordinated loan to SOSA and extend the existing $50 million liquidity line it currently provides to November 30, 2004.

Niels G. Stolt-Nielsen, Chief Executive Officer, said, "We now have a strong team in SOSA led by its new CEO, Tom Ehret. Given time, I am now more confident than ever that Tom and his team will turn SOSA around and make it profitable. Even with the losses reported in SOSA, I expect SNSA will continue to be in compliance of its covenants. Our banks are appreciative of the organizational changes that have been made at SOSA and the continued strong support SNSA gives SOSA. I thank them for their support.

"SNTG continues to deliver solid results and is expected to report full year 2003 results that are similar to last year. SSF has seen significant strength in the North American market, but the European market continues to suffer. We expect improvement in SSF full year results compared to last year," Mr. Stolt-Nielsen concluded.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry.

Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.